SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*







                                Documentum, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    256159104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|         Rule 13d-1(b)

      |X|         Rule 13d-1(c)

      |_|         Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         256159104

--------------------------------------------------------------------------------
    1)      Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Tudor Investment Corporation
                 22-2514825
--------------------------------------------------------------------------------
    2)      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)         X
--------------------------------------------------------------------------------
    3)      SEC Use Only
--------------------------------------------------------------------------------
    4)      Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of Shares       (5)  Sole Voting Power                          0
Beneficially           (6)  Shared Voting Power                  755,000
Owned by Each          (7)  Sole Dispositive Power                     0
Reporting Person       (8)  Shared Dispositive Power             755,500
With
--------------------------------------------------------------------------------
    9)      Aggregate Amount Beneficially Owned by Each Reporting Person
               755,500
--------------------------------------------------------------------------------
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   11)      Percent of Class Represented by Amount in Row 9         4.6%
--------------------------------------------------------------------------------
   12)      Type of Reporting Person (See Instructions)               CO
--------------------------------------------------------------------------------

CUSIP No.         256159104

--------------------------------------------------------------------------------
    1)      Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Paul Tudor Jones, II

--------------------------------------------------------------------------------
    2)      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)         X
--------------------------------------------------------------------------------
    3)      SEC Use Only
--------------------------------------------------------------------------------
    4)      Citizenship or Place of Organization           USA
--------------------------------------------------------------------------------
Number of Shares       (5)  Sole Voting Power                          0
Beneficially           (6)  Shared Voting Power                  801,100
Owned by Each          (7)  Sole Dispositive Power                     0
Reporting Person       (8)  Shared Dispositive Power             801,100
With
--------------------------------------------------------------------------------
    9)      Aggregate Amount Beneficially Owned by Each Reporting Person
               801,100
--------------------------------------------------------------------------------
   10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)
--------------------------------------------------------------------------------
   11)      Percent of Class Represented by Amount in Row 9         4.8%
--------------------------------------------------------------------------------
   12)      Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

CUSIP No.         256159104

--------------------------------------------------------------------------------
    1)      Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Tudor BVI Futures, Ltd.

--------------------------------------------------------------------------------
    2)      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)         X
--------------------------------------------------------------------------------
    3)      SEC Use Only
--------------------------------------------------------------------------------
    4)      Citizenship or Place of Organization         British Virgin Islands
--------------------------------------------------------------------------------
Number of Shares       (5)  Sole Voting Power                          0
Beneficially           (6)  Shared Voting Power                  201,400
Owned by Each          (7)  Sole Dispositive Power                     0
Reporting Person       (8)  Shared Dispositive Power             201,400
With
--------------------------------------------------------------------------------
    9)      Aggregate Amount Beneficially Owned by Each Reporting Person
               201,400
--------------------------------------------------------------------------------
   10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)
--------------------------------------------------------------------------------
   11)      Percent of Class Represented by Amount in Row 9         1.2%
--------------------------------------------------------------------------------
   12)      Type of Reporting Person (See Instructions)               CO
--------------------------------------------------------------------------------

CUSIP No.        256159104

--------------------------------------------------------------------------------
    1)      Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Tudor Proprietary Trading, L.L.C.

                 13-3720063
--------------------------------------------------------------------------------
    2)      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)         X
--------------------------------------------------------------------------------
    3)      SEC Use Only
--------------------------------------------------------------------------------
    4)      Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of Shares       (5)  Sole Voting Power                          0
Beneficially           (6)  Shared Voting Power                   46,100
Owned by Each          (7)  Sole Dispositive Power                     0
Reporting Person       (8)  Shared Dispositive Power              46,100
With
--------------------------------------------------------------------------------
    9)      Aggregate Amount Beneficially Owned by Each Reporting Person
               46,100
--------------------------------------------------------------------------------
   10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)
--------------------------------------------------------------------------------
   11)      Percent of Class Represented by Amount in Row 9         0.3%
--------------------------------------------------------------------------------
   12)      Type of Reporting Person (See Instructions)               OO
--------------------------------------------------------------------------------

CUSIP No.         256159104

--------------------------------------------------------------------------------
    1)      Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                The Raptor Global Fund L.P.

                13-3735415
--------------------------------------------------------------------------------
    2)      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)         X
--------------------------------------------------------------------------------
    3)      SEC Use Only
--------------------------------------------------------------------------------
    4)      Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of Shares       (5)  Sole Voting Power                          0
Beneficially           (6)  Shared Voting Power                   91,400
Owned by Each          (7)  Sole Dispositive Power                     0
Reporting Person       (8)  Shared Dispositive Power              91,400
With
--------------------------------------------------------------------------------
    9)      Aggregate Amount Beneficially Owned by Each Reporting Person
               91,400
--------------------------------------------------------------------------------
   10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)
--------------------------------------------------------------------------------
   11)      Percent of Class Represented by Amount in Row 9         0.5%
--------------------------------------------------------------------------------
   12)      Type of Reporting Person (See Instructions)               PN
--------------------------------------------------------------------------------

CUSIP No.         256159104

--------------------------------------------------------------------------------
    1)      Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                  The Raptor Global Fund Ltd.

--------------------------------------------------------------------------------
    2)      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)         X
--------------------------------------------------------------------------------
    3)      SEC Use Only
--------------------------------------------------------------------------------
    4)      Citizenship or Place of Organization         Cayman Islands
--------------------------------------------------------------------------------
Number of Shares       (5)  Sole Voting Power                          0
Beneficially           (6)  Shared Voting Power                  418,000
Owned by Each          (7)  Sole Dispositive Power                     0
Reporting Person       (8)  Shared Dispositive Power             418,000
With
--------------------------------------------------------------------------------
    9)      Aggregate Amount Beneficially Owned by Each Reporting Person
               418,000
--------------------------------------------------------------------------------
   10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)
--------------------------------------------------------------------------------
   11)      Percent of Class Represented by Amount in Row 9         2.5%
--------------------------------------------------------------------------------
   12)      Type of Reporting Person (See Instructions)               CO
--------------------------------------------------------------------------------

CUSIP No.         256159104

--------------------------------------------------------------------------------
    1)      Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 The Upper Mill Capital Appreciation Fund Ltd.

--------------------------------------------------------------------------------
    2)      Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)         X
--------------------------------------------------------------------------------
    3)      SEC Use Only
--------------------------------------------------------------------------------
    4)      Citizenship or Place of Organization         Cayman Islands
--------------------------------------------------------------------------------
Number of Shares       (5)  Sole Voting Power                          0
Beneficially           (6)  Shared Voting Power                   44,200
Owned by Each          (7)  Sole Dispositive Power                     0
Reporting Person       (8)  Shared Dispositive Power              44,200
With
--------------------------------------------------------------------------------
    9)      Aggregate Amount Beneficially Owned by Each Reporting Person
               44,200
--------------------------------------------------------------------------------
   10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)
--------------------------------------------------------------------------------
   11)      Percent of Class Represented by Amount in Row 9         0.3%
--------------------------------------------------------------------------------
   12)      Type of Reporting Person (See Instructions)               CO
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Documentum, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               5671 Gibraltar Drive
               Pleasanton, CA 94588

Item 2(a).     Name of Person Filing:

               Tudor Investment Corporation ("TIC")
               Paul Tudor Jones, II
               Tudor BVI Futures, Ltd. ("Tudor BVI")
               Tudor Proprietary Trading, L.L.C. ("TPT")
               The Raptor Global Fund L.P. ("Raptor L.P.")
               The Raptor Global Fund Ltd. ("Raptor Ltd.")
               The Upper Mill Capital Appreciation Fund Ltd. ("Upper Mill")

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal business office of each of TIC, TPT, and Raptor L.P. is:

                           600 Steamboat Road
                           Greenwich, CT 06830

               The principal business office of Mr. Jones is:

                           c/o Tudor Investment Corporation
                           600 Steamboat Road
                           Greenwich, CT 06830

               The principal business office of each of Tudor BVI, Raptor Ltd. and Upper Mill is:

                           c/o CITCO
                           Kaya Flamboyan 9
                           Curacao, Netherland Antilles

Item 2(c).     Citizenship:

               TIC is a Delaware corporation
               Tudor BVI is a company organized under the laws of the British Virgin Islands
               Mr. Jones is a citizen of the United States
               Raptor L.P. is a Delaware limited partnership
               TPT is a Delaware limited liability company
               Raptor Ltd. and Upper Mill are companies organized under the laws of the Cayman Islands

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               256159104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see section 240.13d-1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
         (h) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership (As of August 18, 1999).

         (a) Amount Beneficially Owned:  See Item 9 of cover pages

         (b) Percent of Class: See Item 11 of cover pages

         (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote
                    See Item 5 of cover pages
                    -------------------------
              (ii)  shared power to vote or to direct the vote
                    See Item 6 of cover pages
                    -------------------------
              (iii) sole power to dispose or to direct the disposition of
                    See Item 7 of cover pages
                    -------------------------
              (iv)  shared power to dispose or to direct the disposition of
                     See Item 8 of cover pages
                     -------------------------
                    The shares of Common Stock reported herein as beneficially owned are owned directly by Tudor BVI (201,400 shares), TPT (46,100 shares), Raptor L.P. (91,400 shares), Raptor Ltd. (418,000 shares) and Upper Mill (44,200 shares). Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TIC expressly disclaims such beneficial ownership. In addition, because Mr. Jones is the controlling shareholder of TIC and the indirect controlling equity holder of TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TPT. Mr. Jones expressly disclaims such beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable

Item 8.  Identification and Classification of Members of the Group.

               See cover pages

Item 9.  Notice of Dissolution of Group.

               Not applicable

Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Dated:   August 19, 1999

                              TUDOR INVESTMENT CORPORATION


                              By:        /s/ Andrew S. Paul
                                   --------------------------------------------
                                   Andrew S. Paul
                                   Managing Director and General Counsel


                                   /s/ Paul Tudor Jones, II
                                   --------------------------------------------
                                   Paul Tudor Jones, II


                              TUDOR BVI FUTURES, LTD.

                              By:  Tudor Investment Corporation,
                                   Trading Advisor


                                   By:       /s/ Andrew S. Paul
                                         --------------------------------------
                                         Andrew S. Paul
                                         Managing Director and General Counsel

                              TUDOR PROPRIETARY TRADING, L.L.C.


                              By:          /s/ Andrew S. Paul
                                   --------------------------------------------
                                   Andrew S. Paul
                                   Managing Director and General Counsel


                              THE RAPTOR GLOBAL FUND L.P.

                              By:  Tudor Investment Corporation,
                                   General Partner


                                   By:        /s/ Andrew S. Paul
                                        ---------------------------------------
                                         Andrew S. Paul
                                         Managing Director and General Counsel


                              THE RAPTOR GLOBAL FUND LTD.

                              By:  Tudor Investment Corporation,
                                   Investment Advisor


                                   By:        /s/ Andrew S. Paul
                                        ---------------------------------------
                                         Andrew S. Paul
                                         Managing Director and General Counsel


                              THE UPPER MILL CAPITAL APPRECIATION FUND LTD.

                              By:  Tudor Investment Corporation,
                                   Sub-Investment Manager


                                   By:         /s/ Andrew S. Paul
                                        ---------------------------------------
                                         Andrew S. Paul
                                         Managing Director and General Counsel